EXHIBIT (99.6)

2017-18 THIRD QUARTER ONTARIO FINANCES

MINISTRY OF FINANCE

2017–18 Third Quarter Finances
February 2018

Introduction

The Ontario Quarterly Finances report contains updated information about Ontario's 2017–18 fiscal outlook, including updated information about the major components of revenue and expense as set out in the 2017 Budget.

Section A: 2017–18 Fiscal Outlook

The government is continuing to project a balanced budget in 2017–18, unchanged from the 2017 Budget forecast.
New investments reported in the 2017–18 Third Quarter Finances — all accommodated within the fiscal plan — include additional funding for the Ontario Student Assistance Program (OSAP) to support higher than forecasted applications and awards, funding to make transit more affordable for commuters who use PRESTO to transfer between the Toronto Transit Commission (TTC) and GO Transit or the Union Pearson Express (UP Express), and disaster recovery support for Ontarians in Windsor and Essex County who experienced damages caused by flooding events.
Ontario's economic outlook remains largely on track with that presented in the 2017 Ontario Economic Outlook and Fiscal Review. Private-sector forecasts, on average, estimate 2.9 per cent growth in Ontario real gross domestic product (GDP) in 2017, up from 2.4 per cent in the 2017 Budget. In 2017, 128,400 net new jobs were created, the highest number since 2003, and in recent months, the unemployment rate has declined to its lowest level since 2000.
Additional details on the Province's fiscal performance for 2017–18 will be provided in the 2018 Budget.

2017–18 In-Year Fiscal Performance¹

($ Millions)		2017–18
	Budget Plan	Current Outlook	In-Year Change
Revenue	150,019	150,134	115
Expense
Programs	137,173	137,388	215
Interest on Debt	12,246	12,246	–
Total Expense	149,419	149,634	215
Surplus/(Deficit) Before Reserve	600	500	(100)
Reserve	600	500	(100)
Surplus/(Deficit)	0	0	–
[1] Amounts reflect a presentation change for hospitals, school boards and colleges. This does not impact the Province's annual surplus/deficit results, net debt or accumulated deficit. Please see the 2017 Ontario Economic Outlook and Fiscal Review for further information.
Note: Numbers may not add due to rounding.

Revenue
The revenue outlook is unchanged from the 2017 Ontario Economic Outlook and Fiscal Review. Total revenue is projected to be $150.1 billion, $115 million higher than the 2017 Budget plan. The increase is a result of higher Government of Canada revenues and net income from Government Business Enterprises, partially offset by lower taxation revenues.
A broad range of risks could materially affect the 2017–18 revenue outlook. The government will continue to monitor economic and revenue developments and provide further details in future fiscal updates.
Expense
The 2017–18 total expense outlook is $149.6 billion, $215 million higher than the 2017 Budget forecast. Since the 2017 Ontario Economic Outlook and Fiscal Review, a number of program expense changes have been accommodated within the fiscal plan.

2017–18 Expense Changes since the 2017 Budget
($ Millions)	2017–18
Net Changes in Program Expense Reported in the 2017 Ontario Economic Outlook and Fiscal Review	215

Program Expense Changes since the 2017 Ontario Economic Outlook and Fiscal Review
Additional OSAP Funding	118
Supporting Children with Autism	28
OSAP Aid to Eligible College Students	20
Emergency Forest Firefighting	18
Disaster Recovery Assistance	13
Discounted Double Fare (DDF) between GO/UP and TTC	8
Correctional Services Transformation — Jahn Consent Order	2
Indigenous Youth and Community Wellness Secretariat	1
Pan-Canadian Public Awareness Campaign to End Violence against Indigenous Women and Girls	1
Total Program Expense Changes since the 2017 Ontario Economic Outlook and Fiscal Review	208
Less: Funds Existing in the Fiscal Framework	(208)
Net Program Expense Changes since the 2017 Ontario Economic Outlook and Fiscal Review	–
Interest on Debt	–
Total Expense Changes since the 2017 Budget	215
Note: Numbers may not add due to rounding.
Key changes to program expense offset from the contingency funds include:
♦	An additional investment of $118 million for OSAP to support a higher than forecast number of applications and awards;
♦	An increase of $28 million to support children entering the Ontario Autism Program;
♦	An additional investment of $20 million to provide OSAP aid to eligible college students whose study period was extended past the normal end date due to the strike;
♦	An increase of $18 million to support emergency forest firefighting activities until the end of the 2017 fire season;
♦
An increase of $13 million through the Disaster Recovery Assistance for Ontarians program and the Municipal Disaster Recovery Assistance program to support municipalities and Ontarians for damages caused by flooding events in spring 2017;

♦	Funding of up to $8 million related to a fare discount for PRESTO card users who transfer between GO Transit or UP Express and the TTC;
♦	An increase of $2 million under Correctional Services Transformation to comply with the Jahn consent order;
♦
Funding of $1 million to operationalize a new temporary Indigenous Youth and Community Wellness Secretariat mandated to better coordinate the government's response to ongoing crises in First Nation communities; and

♦	Funding of $1 million to support the Indigenous-led pan-Canadian public awareness campaign to end violence against Indigenous women and girls.
Other changes to program expense include the following transfers between ministries:
♦	A transfer of $2 million from the Ministry of Agriculture, Food and Rural Affairs to the Ministry of Energy for energy efficiency initiatives as part of the Main Street Enhancement Fund;
♦	A transfer of $1 million from the Ministry of the Attorney General to the Ministry of Community Safety and Correctional Services to establish an Ontario Serious Fraud Office; and
♦
A transfer of $1 million from the Ministry of Finance to the Ministry of Health and Long-Term Care to develop a proof-of-concept digital registration and authentication service for immunization records, which was one of the top three ideas selected for Budget Talks during consultations for the 2017 Budget.

The Province's interest on debt expense forecast at $12.2 billion is unchanged from the 2017 Budget forecast.

Fiscal Prudence
The 2017–18 outlook maintains a $500 million reserve, $100 million lower than in the 2017 Budget. Maintaining the reserve at this level protects the fiscal outlook against adverse changes in the Province's revenue and expense, including those resulting from changes in Ontario's economic performance.
The current outlook also maintains contingency funds to help mitigate expense risks — particularly in cases where health and safety may be compromised or services to the most vulnerable are jeopardized — that may otherwise adversely affect Ontario's fiscal performance.

Section B: Ontario's Economic Outlook

Ontario's economic growth outlook remains largely consistent with the 2017 Ontario Economic Outlook and Fiscal Review. As of January 29, 2018, private-sector forecasters, on average, project Ontario's real GDP to increase by 2.9 per cent in 2017 and 2.3 per cent in 2018, similar to projections made at the time of the 2017 Ontario Economic Outlook and Fiscal Review.

Ontario Real GDP Growth

Per Cent Change
4.0
3.0
2.0
1.0
0.0
2017
2018
2.8
2.9
2.9
2.1
2.2
2.3
FES 2017
Oct 2017
Jan 2018
FES 2017
Oct 2017
Jan 2018
Ministry of Finance
Private-Sector Average

Sources: Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasters (October 2017 and January 2018).

In January, the International Monetary Fund's World Economic Outlook Update projected growth for the world economy of 3.7 per cent in 2017, slightly stronger than the forecast at the time of the 2017 Ontario Economic Outlook and Fiscal Review. The improved outlook reflects slightly stronger growth estimates for both advanced and emerging market economies. The global growth forecast for 2018 was also revised higher to 3.9 per cent.

Downside Risks Impacting the Economic Outlook
There are a number of risks that could affect Ontario's economic outlook. Rising interest rates and tighter mortgage borrowing requirements could cause a greater than expected slowdown in household spending and housing market activity. Potential changes to the North American Free Trade Agreement (NAFTA) could disrupt trade patterns and affect Ontario exporters. Recent tax reform in the U.S. may lessen Ontario's competitiveness and weaken business investment.

Section C: Economic Performance

Ontario's economy continues to grow in an uncertain global environment. Real GDP advanced by 0.3 per cent in the third quarter (July to September) of 2017, following solid gains in the first (+1.1 per cent) and second (+0.8 per cent) quarters of 2017.
The strength of Ontario's economy has supported steady employment gains. Employment in Ontario advanced by 128,400 net new jobs (+1.8 per cent) in 2017, following a gain of 76,400 (+1.1 per cent) in 2016. The unemployment rate continues to steadily decline, reaching a 17-year low in late 2017 and remaining below the national average for 32 consecutive months.
Most key economic indicators, including retail sales, wholesale trade and manufacturing sales, posted solid gains in 2017, while housing market activity moderated following strong gains early in the year.

Ontario Key Economic Indicators

(Seasonally adjusted per cent change from previous period, unless indicated otherwise)
	Monthly 2017			Quarterly		Annual
	Oct	Nov	Dec	2017Q3	2017Q4	2016	2017¹
Gross Domestic Product
Real GDP	N/A	N/A	N/A	0.3	N/A	2.6	N/A
Nominal GDP	N/A	N/A	N/A	0.3	N/A	4.3	N/A
Labour Market
Labour Force (Change in 000s)	15.5	13.3	9.7	30.4	52.5	63.4	90.3
Employment (Change in 000s)	2.5	37.0	6.1	66.8	58.4	76.4	128.4
Unemployment Rate (%)	5.8	5.5	5.6	5.7	5.6	6.5	6.0
Other Key Economic Indicators
Retail Sales	1.0	0.3	N/A	0.7	N/A	7.1	6.9
Housing Starts	(23.9)	63.3	(32.3)	22.4	(11.7)	6.8	5.6
MLS Home Resales	3.1	7.8	3.3	(11.5)	13.6	9.7	(9.5)
Manufacturing Sales	(2.5)	5.8	N/A	(5.0)	N/A	4.0	2.0
Wholesale Trade	0.9	1.7	N/A	1.4	N/A	6.4	9.5
Consumer Price Index[2]	1.3	1.9	1.5	1.5	1.6	1.8	1.7
[1] Data for retail sales, manufacturing sales and wholesale trade is calculated on a year-to-date basis up to November 2017.
[2] Per cent change from a year earlier, data not seasonally adjusted.
N/A = Data not available.
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation, and Canadian Real Estate Association.

Section D: Details of Ontario's Finances

Revenue¹

($ Millions)	2017–18
	Budget Plan	Current Outlook	In-Year Change
Taxation Revenue
Personal Income Tax	35,032	33,289	(1,743)
Sales Tax[2]	26,011	26,308	297
Corporations Tax	13,817	15,396	1,579
Education Property Tax[3]	6,002	5,970	(32)
Employer Health Tax	6,117	6,174	57
Ontario Health Premium	3,789	3,700	(89)
Gasoline Tax	2,663	2,693	30
Land Transfer Tax	3,139	2,869	(270)
Tobacco Tax	1,291	1,230	(61)
Fuel Tax	746	755	9
Beer and Wine Tax	619	606	(13)
Electricity Payments in Lieu of Taxes	405	405	–
Other Taxes	466	472	6
	100,097	99,867	(230)
Government of Canada
Canada Health Transfer	14,340	14,340	–
Canada Social Transfer	5,307	5,307	–
Equalization	1,424	1,424	–
Infrastructure Programs	2,328	2,328	–
Labour Market Programs	977	977	–
Social Housing	412	412	–
Other Federal Payments	893	1,038	145
Direct Transfer to Broader Public Sector Organizations	399	399	–
	26,080	26,225	145
Government Business Enterprises
Ontario Lottery and Gaming Corporation	2,134	2,334	200
Liquor Control Board of Ontario	2,137	2,137	–
Ontario Power Generation Inc./Hydro One Ltd.	617	617	–
	4,888	5,088	200
continued…

Revenue[1] (continued)
($ Millions)	2017–18
	Budget Plan	Current Outlook	In-Year Change
Other Non-Tax Revenue
Reimbursements	984	984	–
Vehicle and Driver Registration Fees	1,934	1,934	–
Electricity Debt Retirement Charge	623	623	–
Power Supply Contract Recoveries	292	292	–
Sales and Rentals	3,006	3,006	–
Carbon Allowance Proceeds	1,778	1,778	–
Other Fees and Licences	984	984	–
Net Reduction of Power Purchase Contract Liability	74	74	–
Royalties	265	265	–
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	7,975	7,975	–
Miscellaneous Other Non-Tax Revenue	1,039	1,039	–
	18,954	18,954	–
Total Revenue	150,019	150,134	115
[1] Amounts reflect a presentation change for hospitals, school boards and colleges. This does not impact the Province's annual surplus/deficit results, net debt or accumulated deficit. Please see the 2017 Ontario Economic Outlook and Fiscal Review for further information.
[2] Sales Tax revenue is net of the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
[3] Education Property Tax revenue is net of the property tax credit component of the Ontario Energy and Property Tax Credit and the Senior Homeowners' Property Tax Grant.
Note: Numbers may not add due to rounding.

Total Expense1
($ Millions)	2017–18
Ministry Expense	Budget Plan	Current Outlook	In-Year Change
Accessibility Directorate of Ontario (Total)	20.1	20.2	0.1
Advanced Education and Skills Development (Total)	10,933.3	11,071.7	138.5
Agriculture, Food and Rural Affairs (Base)	949.1	987.3	38.2
Time-Limited Investments in Infrastructure	77.4	77.4	–
Agriculture, Food and Rural Affairs (Total)	1,026.5	1,064.7	38.2
Attorney General (Total)	1,937.5	1,936.2	(1.3)
Board of Internal Economy (Total)	225.8	225.8	–
Children and Youth Services (Total)	4,443.8	4,473.1	29.3
Citizenship and Immigration (Total)	112.5	112.3	(0.2)
Community and Social Services (Base)	12,409.6	12,389.3	(20.3)
Time-Limited Investments in Affordable and Supportive Housing	9.3	9.3	-
Community and Social Services (Total)	12,418.9	12,398.6	(20.3)
Community Safety and Correctional Services (Total)	2,776.8	2,780.1	3.3
Economic Development and Growth/Research, Innovation and Science (Total)	971.0	978.9	7.9
Education (Base)	27,537.9	27,691.1	153.2
Teachers' Pension Plan	(531.0)	(531.0)	–
Education (Total)	27,006.9	27,160.1	153.2
Energy (Base)	511.9	513.9	2.0
Electricity Cost Relief Programs	1,438.0	1,435.8	(2.2)
Strategic Asset Management and Transformation Related to Hydro One	100.0	100.0	–
Energy (Total)	2,049.9	2,049.7	(0.2)
Environment and Climate Change (Total)	1,023.3	1,114.6	91.3
Executive Offices (Base)	56.1	58.5	2.4
Time-Limited Assistance	–	4.0	4.0
Executive Offices (Total)	56.1	62.5	6.4
Finance (Base)	932.9	929.3	(3.6)
Ontario Municipal Partnership Fund	505.0	506.3	1.3
Power Supply Contract Costs	292.0	292.0	–
Finance (Total)	1,729.9	1,727.6	(2.3)
Francophone Affairs (Total)	5.3	6.8	1.4
Government and Consumer Services (Total)	593.3	593.3	–
Health and Long-Term Care (Total)	57,924.5	57,953.8	29.3
Indigenous Relations and Reconciliation (Base)	85.8	88.7	3.0
One-Time Investments, Including Settlements	5.0	21.6	16.6
Indigenous Relations and Reconciliation (Total)	90.8	110.3	19.6
Infrastructure (Base)	173.0	216.7	43.7
Federal–Provincial Infrastructure Programs	689.4	684.4	(5.0)
Infrastructure (Total)	862.4	901.1	38.7
International Trade (Total)	61.6	62.2	0.6
continued…

Total Expense[1] (continued)
($ Millions)	2017–18
Ministry Expense	Budget Plan	Current Outlook	In-Year Change
Labour (Total)	311.8	316.5	4.7
Municipal Affairs/Housing (Base)	955.0	956.2	1.3
Time-Limited Investments	10.0	22.9	12.9
Time-Limited Investments in Municipal, Social and Affordable Housing	297.0	297.0	-
Municipal Affairs/Housing (Total)	1,262.0	1,276.1	14.1
Natural Resources and Forestry (Base)	754.6	775.0	20.5
Emergency Forest Firefighting	69.8	117.3	47.5
Natural Resources and Forestry (Total)	824.4	892.3	68.0
Northern Development and Mines (Total)	767.1	777.9	10.7
Seniors Affairs (Total)	35.3	35.9	0.6
Status of Women (Total)	25.8	25.8	–
Tourism, Culture and Sport (Total)	1,390.5	1,388.9	(1.6)
Transportation (Base)	4,213.7	4,224.7	11.0
Time-Limited Investments in Infrastructure	1,112.6	1,112.6	-
Transportation (Total)	5,326.2	5,337.3	11.0
Treasury Board Secretariat (Base)	336.8	335.7	(1.1)
Employee and Pensioner Benefits	1,208.0	1,208.0	–
Operating Contingency Fund	515.0	139.7	(375.3)
Capital Contingency Fund	100.0	49.9	(50.1)
Treasury Board Secretariat (Total)	2,159.8	1,733.4	(426.4)
Interest on Debt[2]	12,245.6	12,245.6	–
Year-End Savings[3]	(1,200.0)	(1,200.0)	–
Total Expense	149,418.8	149,633.5	214.7
[1] Amounts reflect a presentation change for hospitals, school boards and colleges. This does not impact the Province's annual surplus/deficit results, net debt or accumulated deficit. Please see the 2017 Ontario Economic Outlook and Fiscal Review for further information.
²  Interest on debt is net of interest capitalized during construction of tangible capital assets of $292 million in 2017–18.
³  As in past years, the Year-End Savings provision reflects efficiencies through in-year expenditure management and underspending due to factors such as program management and changes in project startups and implementation plans.
Note: Numbers may not add due to rounding.

2017–18 Infrastructure Expenditures
($ Millions)	2017–18 Current Outlook
Sector	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures[3]
Transportation
Transit	5,440	1,736	7,176
Provincial Highways	2,900	120	3,020
Other Transportation, Property and Planning	172	183	355
Health
Hospitals	2,588	295	2,883
Other Health	81	261	342
Education	2,636	53	2,689
Postsecondary
Colleges and Other	977	13	990
Universities	–	399	399
Social	20	462	481
Justice	107	227	334
Other Sectors[4]	651	960	1,610
Total	15,572	4,708	20,280
[1] Includes $292 million in interest capitalized during construction.
[2] Includes transfers to municipalities, universities and non-consolidated agencies.
[3] Includes third-party investments in hospitals, colleges and schools; and provisional federal contributions to Provincial infrastructure investments.
[4] Includes government administration, natural resources, culture and tourism sectors.
Note: Numbers may not add due to rounding.

Review of Selected Financial and Economic Statistics
($ Millions)	2013–14	2014–15	2015–16	Actual 2016–17	Current Outlook 2017–18
Revenue	122,955	126,152	136,148	140,734	150,134
Expense
Programs	122,253	125,246	128,074	130,016	137,388
Interest on Debt[1]	11,155	11,221	11,589	11,709	12,246
Total Expense	133,408	136,467	139,663	141,725	149,634
Reserve	–	–	–	–	500
Surplus/(Deficit)	(10,453)	(10,315)	(3,515)	(991)	0
Net Debt	267,968	285,403	295,372	301,648	311,653
Accumulated Deficit	176,634	187,511	192,029	193,510	193,510
Gross Domestic Product (GDP) at Market Prices	695,354	726,053	762,029	794,835	829,808
Primary Household Income	472,921	489,436	512,566	528,419	550,810
Population — July (000s)	13,556	13,680	13,790	13,976	14,193
Net Debt per Capita (dollars)	19,767	20,863	21,419	21,583	21,958
Household Income per Capita (dollars)	34,887	35,776	37,170	37,808	38,809
Interest on Debt as a Per Cent of Revenue	9.1%	8.9%	8.5%	8.3%	8.2%
Net Debt as a Per Cent of GDP	38.5%	39.3%	38.8%	38.0%	37.6%
Accumulated Deficit as a Per Cent of GDP	25.4%	25.8%	25.2%	24.3%	23.3%
[1] Interest on debt is net of interest capitalized during construction of tangible capital assets of $134 million in 2013–14, $202 million in 2014–15, $165 million in 2015–16, $158 million in 2016–17, and $292 million in 2017–18.
Note: Numbers may not add due to rounding.
Sources: Ontario Ministry of Finance and Statistics Canada.

Section E: Ontario's 2017–18 Borrowing Program

Borrowing Program
($ Billions)	2017–18
	Budget Plan	Current Outlook	In-Year Change
Deficit/(Surplus)	0.0	0.0	–
Investment in Capital Assets	13.1	13.1	–
Non-Cash Adjustments	(6.7)	(6.7)	–
Loans to Infrastructure Ontario	0.4	0.4	–
Other Net Loans/Investments	(0.8)	(0.7)	0.0
Debt Maturities	17.5	17.4	(0.1)
Debt Redemptions	0.1	0.1	–
Total Funding Requirement	23.7	23.6	(0.1)
Canada Pension Plan Borrowing	–	–	–
Decrease/(Increase) in Short-Term Borrowing	–	–	–
Increase/(Decrease) in Cash and Cash Equivalents	6.0	6.0	–
Pre-Borrowing from 2016–17	(3.2)	(3.8)	(0.5)
Pre-Borrowing in 2017–18 for 2018–19	–	8.1	8.1
Total Long-Term Public Borrowing Requirement	26.4	33.9	7.4
Note: Numbers may not add due to rounding.

As of February 6, 2018, the Province had pre-borrowed $8.1 billion for 2018–19. Subject to market conditions, the Province may continue to pre-borrow over the remainder of the 2017–18 fiscal year.
Approximately 62 per cent of this year's borrowing has been completed in Canadian dollars, with the remainder issued in U.S. dollars, euros, pound sterling, Swiss francs and Australian dollars.
($ Billions)
Canadian Dollar Issues	21.1
Foreign Currency Issues	12.8
33.9

Ministry of Finance                                       www.fin.gov.on.ca
For general inquiries regarding the 2017–18 Third Quarter Finances, please call:
Toll-Free English and French inquiries:      1-800-337-7222
Teletypewriter (TTY):                                 1-800-263-7776

© Queen's Printer for Ontario, 2018

Chart Descriptions: Alternative Text for Web Accessibility

Chart: Ontario Real GDP Growth
This bar chart shows the 2017 Ontario Economic Outlook and Fiscal Review forecast and private-sector average forecast for Ontario real GDP growth in 2017 and 2018. The 2017 Ontario Economic Outlook and Fiscal Review projected Ontario real GDP to rise by 2.8 per cent in 2017 and 2.1 per cent in 2018. As of January 29, 2018, private-sector forecasters, on average, estimated that Ontario real GDP increased by 2.9 per cent in 2017, unchanged from the increase expected at the time of the 2017 Ontario Economic Outlook and Fiscal Review. The private-sector forecast average for Ontario real GDP growth in 2018 is 2.3 per cent, up from the 2.2 per cent increase expected at the time of the 2017 Ontario Economic Outlook and Fiscal Review.